ICEWEB, INC.

205 Van Buren Street

Suite 420

Herndon, Virginia 20170

telephone 703-984-8000

‘CORRESP’

October 19, 2005

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Steven Jacobs, Accounting Branch Chief Mail Stop 4561
Rachel Zablow, Staff Accountant

Re:	IceWEB, Inc. (the “Company”)

Form 10-KSB for the year ended September 30, 2004

Form 10-QSB for the quarter ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

File No. 0-27865

Ladies and Gentlemen:

The Company is in receipt of the Staff’s letter of comment dated September 29, 2005 on the above-captioned filings. In response to such comments, we would like to provide you with the following information:

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 10-Acquisitions, page 28

With respect to comment 1:

a)	software and related documentation:

1 - Propster Software cost to build was approximately $119,000. DevElements was paid $82,000 from Cassidy & Pinkard for the construction and customization of this product. Cassidy & Pinkard was also given a license to use and to sell to third parties with royalties paid to DevElements. This software has not been documented with a detailed written code and design plan. No re-

sales have occurred. We propose an adjustment reducing goodwill and capitalizing this software at cost in the amount of $119,000. This asset will be booked as acquired Research & Development with no alternative future use.

Fair value analysis:

It is our opinion that the fair value of this software would not exceed the cost to re-build and because the software was licensed to C & P for a total cost of $82,000 in early 2004 the lowest fair value would be the $82,000. DevElements made additional investments in this software because of the Company’s belief that this software could be “canned” and resold. Because this software is currently in use, we believe the higher value of $119,000 is the best estimate of fair value.

2 - DEX Software cost to build was approximately $27,500 and DevElements was paid $30,000 by Banner & Whitcoff. This software has not been documented with a detailed written code and design plan. This product has (1) license agreement with Banner & Whitcoff. We propose adjustment reducing goodwill and capitalizing this software at Fair Value in the amount of $15,000. This asset will be booked as acquired Research & Development with no alternative future use.

Fair value analysis:

It is our opinion that the fair value of this software would not exceed the price paid by B & W of $30,000. This software was specifically designed for B & W and it is the opinion of our engineers that any other user would require an additional $15,000 in man hours, therefore we are discounting the fair value of $30,000 to $15,000 as its fair value.

With respect to comment 2:

d)	generic code pertaining to products and derivative works;

1 - DevElements and Iplicity have a vast code library containing source code developed over the past 5 years. We propose an adjustment reducing goodwill and capitalizing this library of software at FMV in the amount of $100,000.

Fair value analysis:

When no readily available market exists, the cost method or useful value method produces the best estimate for fair value. It is our engineers’ opinion that the cost to re-build this library could be as high as $200,000 based on estimated man hours and current salary rates. The useful value, based on our engineers’ opinion that no one would invest money developing this library unless getting paid to do so by third parties, is the cost savings produced by having such a library of code. Our engineers believe that the savings maybe half of what it would cost to build. Therefore, it is our opinion a fair value would be 50% of cost to build or $100,000. This asset will be amortized over 5 years which relates to the library’s average useful life.

With respect to comment 3:

e)	third party software licenses; and

1- Third party licenses were included in the asset schedules for Seven, Iplicity and DevElements. The depreciated values of these assets were booked at the date of acquisition.

Fair value analysis:

Third party licenses for software have been grouped with other fixed assets acquired such as furniture, office equipment and computers. GAAP depreciation rules were applied to these fixed assets and we believe that the GAAP depreciation rules are the best estimate for determining remaining fair value. We booked approximately $12,000 for these items and do to the lack of significance these items were not separately disclosed in the footnotes.

With respect to comments 4 and 5:

f)	customer contracts

1-We have reviewed Seven’s customer contracts and determined that the net present value contracts which meet the “contractual or separability” criterion exceed the goodwill value booked at acquisition. Seven’s contracts at the date of acquisition were for one year or less with options to renew for two additional years. Therefore, we are proposing an adjustment to reduce goodwill in the amount of $108,000 and capitalizing this amount as an intangible asset. This asset will be amortized over the one term of the contract without regard to renewals.

2- We are willing to defer to your opinion that our customer contracts be capitalized as intangible assets. In light of this change in treatment, we believe that comments 4 and 5 require no further response. Determining how we value these customer contracts as intangible assets is the only remaining issue.

The review of DevElements and Iplicity existing customer contracts, customer relationships and the assembled work force show that the net present value of future customer contract revenue from the date of acquisition is the only asset of the three above that can be assessed in real dollar terms.

We are attaching schedules showing revenue received from existing customers after the dates of acquisition. Because all of the revenue received occurred with in the fourteen months from acquisition dates, we are valuing the customer contracts on a dollar for dollar value and amortizing over the term of the customer relationship.

We propose capitalizing customer contracts at the net present value of future cash flow. Based on the attached schedules, this value will exceed the remaining goodwill booked at acquisition after deducting items discussed above in comments 1 and 2. Therefore, we propose booking the remaining goodwill balance in the amount of $860,646 relating to DevElements’ customer contracts and $566,487 for Iplicity’s customer contracts. These assets will be amortized based on the post acquisition cash flow into the company from these contracts per the attached schedule.

With respect to comment 6:

We are proposing to deduct the software items # 1 above as having no future alternative use. We are unaware of any other research and development costs acquired from DevElements, Iplicity, Interlan or Seven.

With respect to comment 7:

The amortization method and useful life is stated in our explanation for each item above. The basis for the method and life is the percentage method for customer contracts as per the schedules attached. The library code amortization is straight line over five years which is the expected useful life as determined by our engineers.

We propose a correction to change this journal entry to reflect a debit to amortization and a credit to intangibles which will require amending our September 30, 2004 10-KSB and all of our subsequent 10-QSB filings.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently responds to the Staff’s comments. We appreciate the Staff’s prompt review of this correspondence and we will contact the Staff within the next few days to ascertain if there remain any open issues regarding this response

Sincerely,

/s/ John R. Signorello

John R. Signorello

Chairman and CEO